Exhibit 17.4

June 24, 2011

Curaxis Pharmaceutical, Corp.
51 Berkshire Street
Swampscott, MA 01907

Gentlemen:

This letter confirms that I, William McConville, hereby resign from my position as a director of Curaxis Pharmaceutical, Corp. (the “Company”) effective immediately.  My resignation is not the result of any disagreement with the Company on any matter relating to its operations, policies (including accounting or financial policies) or practices.

Sincerely,

/s/ William McConville
William McConville